Exhibit 99.3

Press Conference

“Infosys-Press conference”

January 11, 2019

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Jayesh Sanghrajka

Interim Chief Financial Officer

media participants:

Rahul Dayama

ET Now

Sajeet Manghat

BloombergQuint

Fatima Mahdi

Business Television India

Kritika Saxena

CNBC

Furquan Moharkan

Deccan Herald

Varun Sood

Mint

Debasis Mohapatra

Business Standard

Nikita

Cogenesis

Arnab Paul

Reuters

Ayan Pramanik

Economic Times

Bapu Narayankar

PTI

Rukmini Rao

Business Today

Shilpa Phadnis

Times of India

Venkatesh Ganesh

Hindu Business Line

Saritha Rai

Bloomberg

Moderator

We welcome you today to our third quarter results press conference. To commence, we have our CEO, Salil Parekh who will give a few opening remarks followed by a Q&A from the media. Salil over to you.

Salil Parekh

Good afternoon and welcome to everyone here and those who are watching as well. Wishing you all a Happy New Year at the very start. We have had a strong performance in Q3, 2.7% sequential growth in constant currency terms, 2.2% growth in reported terms. The revenue growth year-over-year is 10.1% and we are very excited with that. This is really a reflection of our unwavering focus on our clients and all of their needs. Our digital revenues also had a strong quarter, a growth of 33.1% YoY in constant currency and 5.0% sequential growth.

Our core services also had a robust quarter with a growth of 1.8% sequential in constant currency terms. In terms of geography, we had very good growth in Europe. We also had strong growth in North America. In Europe we had 3.8% sequential growth and 9.8% YoY and in North America 2.6% sequential and 8.7% YoY growth.

Across business segments again we saw very strong and resilient performance. Our financial services business has really had a strong quarter, 3.6% sequential growth and 9.4% YoY in constant currency terms. Even more spectacular was energy, utilities, resources and services growing at 7.4% sequentially and 17.3% YoY; manufacturing 7.6% sequential 16.2% YoY growth, a very strong performance across most of our segments.

Our large deal wins were at $1.57 bn. Last three quarters we had strong large deal wins taking us to a total of $4.7 bn for the year. Operating margin was at 22.6%, this included a very strong investment trajectory that we have put in place in sales, in localization especially in the US and Europe, in Agile Digital and in reskilling. It also included a catch up on compensation and additional charge, which we will talk about later and an initial impact of acquisitions. Our operating margins were along the lines of what we had planned in our sales investments. Attrition for us has come down by two percentage points and we are continuing on our path of increased employee engagement.

On our subsidiaries Panaya and Skava, based on the evaluation of proposals received and the progress of negotiations with potential buyers, we concluded that it is no longer highly probable that the sale would be completed by March 31, 2019. We now plan to repurpose Skava’s business and refocus Panaya’s suite of products.

Earlier in the year, I have talked about our three-year plan. We feel that we have had a strong first year. While these results are encouraging, we have a long way to go and these are still early days. We are absolutely focused on executing that plan over the next two years as well.

On macro level, we have not seen any impact from the broad concerns that seem to be in the environment. We have not seen our clients change their spending trajectory so far. We are keeping a close watch on the developments and simultaneously focused on steadfastly executing our plans. Our broad suite of digital services, our deep client relationships and our strong deal wins give us confidence as we head into the New year 2019.

With this strong performance during the year so far, we are revising our full year revenue guidance. Our new revenue guidance is 8.5% to 9.0% growth in constant currency terms. We retain our operating margin guidance at 22% to 24% for the full year.

With that I will pause and open it up for any questions.

Moderator

Thank you Salil. Before we begin the Q&A session I would like to request our friends from media to ask one question per media house and we will begin with the electronic media. We will go first with ET Now.

Rahul

While revenues have come above estimates you have also revised the guidance beyond what the street was expecting. Margins has indeed come as a big shocker, probably the lowest in the last six quarters. Would you attribute it to a one-off currency tailwind? You did talk about some investments that you are making, so is this one-off because you have retained the operating margin guidance at 22% to 24%? Give us some color on that. Salil, you have completed a year at Infosys, what would you really describe as the biggest hits and misses during your tenure because it seems like the growth is back, the momentum is back, you are inching closer to your rival TCS too in terms of constant currency, you might end the year on a double-digit, do take us through what that means? Thank you.

Salil Parekh

I will start with margin and Jayesh will add a little more color to it. We have had some one-time impact on the margin, which Jayesh will describe. The main focus for the margin was we have launched an investment to drive sales. We have expanded our sales capacity, we have put more into digital, we are building an Agile work space, we are doing localization and that plan is what we are executing on. The plan is going exactly as we wanted it to and that is what is driving all of the sales momentum. That plan is what we have driven our margin guidance towards and which is what we are executing upon.

Before I give it to Jayesh, may be just to answer the other question that you had, the first year I am delighted, it has gone off reasonably well. From a company perspective, we seem to be in a good position. Our clients have started to see increased relevance in our service offering. For me personally it has been a huge learning experience and a real thrill. I am delighted that the year has gone off well and that we have these results to report at the end of the year.

Jayesh Sanghrajka

Coming to the margin question, you are right our margins are at 22.6% compared to 23.7%, a 1.1% decline. As Salil mentioned, we have reclassified Panaya and Skava from assets held for sale. That impacted our margin by $12 million as we had to take an additional depreciation charge for the nine months when they were not held for sale and that impact was 40-basis points. In addition to that, we had 20-basis points impact coming from the new acquisitions. During the quarter we also had our utilization tracking lower and the onsite mix tracking higher which impacted margins by 80-basis points. Compensation increases which were planned, impacted margins by 30-basis points, the continued investments impacted margins by 30-basis points. These were offset by the currency benefits of 50-basis points and lower leave and other costs by 40-basis points totaling to 1.1% margin decline. The one-offs are the depreciation of 40-basis points and the impact of acquisitions of 20-basis points.

Moderator

The next question is from BloombergQuint.

Sajeet

My first question is about revenue guidance. You have raised the revenue guidance for the full year. Can you give some more colour on the confidence you have with respect to the higher guidance that you have given? Where is this demand coming in from and the execution capabilities which you are looking at? The second one is on EBIT margin, it is lowest in 10 quarters for you and you are still maintaining 22% to 24% EBIT margin guidance. Are we going to see you ending the year at the lower end of the guidance or is there enough levers to go up from here? The digital piece is something that I wanted to get a feeling of because yesterday we saw TCS saying that in Q3 the focus was to get the deals which were coming in the pipeline and so they let go of some of the margins as well. Did you see the same kind of trend in the market? Also if you can give some colour on cross currency because that is something which is diverging. While you had benefit of 50 bps, your rival had a hit of currency. So can you give some idea on the hedging policy that you have?

Salil Parekh

I will start with the revenue guidance. As I have shared earlier, many of our segments are growing well. So you saw the performance numbers we shared, manufacturing, energy resource utilities and services and financial services. Across the board, we have a strong pipeline and/or deal wins in all of our segments. We feel confident for this full fiscal year 2019 and that is giving us the ability to talk about increasing the guidance.

We also see strong wins in digital, so our digital growth is over 30%. Also our core services are growing and which is where we think we make a real difference in the market because we have an extremely competitive offer. We have a lot of artificial intelligence that we have put into this, we are using our NIA platform in all of the work that we are doing and that is attractive for our clients. The way we are looking at it, our segments are doing well, both our digital and core services are doing well and that is giving us some confidence for the revenue guidance.

On the margin, one point I will make there. We are not making any more qualifying comments on the margins in terms of where it is ending in the range, so it is still 22% to 24% and we are comfortable that that is where it is going to end. The margin that we have achieved in this quarter is primarily from the planned investments that we have had and the one-off that Jayesh mentioned. So it is something that we worked towards in making sure that we build our digital capability for the future and this is how we want to do it. It has got nothing to do with a one-off impact in the quarter that suddenly happened because of some deals

Jayesh Sanghrajka

As Salil rightly mentioned, at the beginning of the year when we guided for margin, we had taken into account all the investments and the business needs and after that we had guided for 22% to 24% as margin band. If you look at nine months into the year, we are at 23.3%. This gives us good confidence on the full year margin being in the range of 22% to 24%.

Coming to your currency question, currency benefits net-off the cross currency impact as 50-basis points as the rupee has depreciated during the quarter as against last quarter. I cannot really comment on why the peers did not get the currency benefit.

Our hedging policy remains the same. On the balance sheet, we hedged net assets on a rolling six months’ basis and that goes into other income. It does not really impact the operating margin. We do take some revenue hedges to take care of the cross currencies.

Moderator

The next question is from BTVI.

Fatima Mahdi

Fatima Mahdi from Business Television India. Happy New Year to you as well. Wonderful to see you again. Just a couple of clarifications, one is on the total contract value of the large deals that we are looking at above a billion dollars, can that be sustainable? Could you tell us a little bit on that? Also when it comes to the open market buyback, a little bit more in terms of the logic behind that and also the lower buyback, could you please explain a little bit more on that? And the last question would be on the 70% of the FCF payout that we are looking at, will that continue?

Salil Parekh

Let me start with the large deals. What we report is not all deals, we report only the large deals i.e. $1.57 bn in the quarter. The pipeline today for us is very healthy. We feel good about what Q4 looks like in terms of large deals and the overall pipeline the way it has expanded from the start of the year through now. This gives us some confidence that this is looking quite good, for Q4 and certainly with the pipeline beyond.

In terms of the buyback I will start and Jayesh may have more things to add. We had committed to return $1.6 bn in rupees converted in that rate. That is what we are now completing. It is comprised of two components, the buyback and the dividend. We wanted to make sure that both the dividend as well as the buyback looks after the interest of shareholders and that is a balanced way of returning capital to our shareholders.

Jayesh Sanghrajka

At the beginning of the year we had announced Rs. 13,000 crores as our total capital allocation. We had already done Rs. 2,600 crores through a special dividend at the beginning of the year, that left us with Rs. 10,400 crores. The open market offer can only allow you to buy back 15% of share capital plus the free reserves that comes around Rs. 8,500 crores and that is what we are doing, roughly Rs. 8,200 crores as buyback and the balance amount is being returned as a special dividend. When the board considers the method of returning capital, it considers various factors including EPS accretion to the company, the regulatory requirements and timelines for that, complexities for both company as well as shareholders. Taking to account all of this, we thought open market is the best method of returning which is efficient as well as returning in a timely manner.

Moderator

The next question is from CNBC.

Kritika Saxena

My first question to you is on the financial services and retail. Financial services you have been performing, there seems to be some sense of volatility specifically in UK and Europe, are you seeing that amongst your clients? Is this growth in financial services maintainable, could that increase? And retail has been flat this quarter, is this largely because of the Q3 seasonality? The question to Pravin- Jayesh was talking about how utilization has fallen this time, which has impacted margins, what is the bandwidth you have to be able to inch that higher in the next couple of quarters? Also I wanted some clarity on Panaya and Skava. You said that you are repurposing Skava’s microservices based business and refocusing Panaya’s suite of products, so would there be further investment, would there be any kind of impact on margins as a result of that if I can get some commentary on that? Lastly, Salil you seemed to be confident, you said that the deal pipeline is healthy. So do you believe that as you start 2019, 2019 is looking better than last year and keeping in mind the fact that a lot of your global peers have said that there are macro headwinds around the corner and 2019 would still be a slightly weaker year.

Pravin Rao

I will start with financial services and retail. We had a strong performance in financial services, a 3.6% growth on the constant currency basis. Within financial services we had particularly strong growth from Finacle, we had a double-digit QoQ growth. Overall we have seen lot more momentum in North America this quarter. In Europe we saw some sluggishness, but that is mostly due to the furlough impact. Q4 is seasonally a weak quarter from the financial services perspective because people are still focusing on budgets and other things but we are very optimistic about the coming year. In the last few quarters we have had a big percentage of large deal wins come from financial services. In fact, in this quarter itself, four of the large deal wins were from financial services. We have a very strong franchise, we have got a good momentum both in Europe as well as in Americas across different sub segments. We remain very confident about the performance of financial services in the coming year.

On retail, it was flat probably from a seasonality perspective. Considering YoY growth, it is almost close to a double-digit growth, we remain optimistic that the growth will come back in the coming quarters. Clients are spending in the areas of digital, AI, improving the store efficiencies, improving customer efficiencies and so on. So that kind of discretionary spend will still continue and we believe we will be able to capture much of that. That is on the sectors perspective.

On Panaya and Skava, on Skava what we are saying is we have had good endorsement of its architecture from the likes of Gartner and IDC. We have seen some instances we have to leverage the microservices architecture in terms of unbundling it with our digital services and taking to market. So we want to now focus a lot more on that and then try to drive the value up. That is what we are trying to do on the Skava side.

On Panaya side, its business as usual. They have tracked to whatever plan they said in the last quarter. So we will continue with whatever investments we are doing on the Panaya front.

If you look about 18 months back or so, utilization was always trending in the range of 78% to 80%, but since then we have inched up. Every quarter we used to say it is probably the best utilization numbers in the history but we felt that it was not sustainable. Even though in the earlier quarters we had not planned for that high level of utilization but because of the demand we were pushing it up further. Current utilization is a planned one, we are comfortable with this. We feel that the utilization band anywhere from 83% to 85% is where we want to remain, that gives us enough flexibility to capture the demand that is out there.

Moderator

The next question is from Deccan Herald.

Furquan

Can you let us know more on revenue guidance beyond fiscal year 2019

Salil Parekh

Our guidance is only focused on the fiscal year which ends on March 31, 2019. I have no real view of the year beyond that. We are very clear that our pipeline today for this year is looking strong. There are macro environmental situations, we are watching that carefully. All we see is that for what we see now, we do not see an impact. We will see how the environment develops as well.

Furquan

What will be the impact of Panaya and Skava consolidation going forward?

Jayesh Sanghrajka

Panaya and Skava from the consolidation perspective is relatively smaller, so no additional impact on consolidation of those two entities.

Furquan

For the first part in 2019, we are steering at a No-Deal Brexit. Until now we have not had clarity and over and above that, we have had negative macro indicators globally, so how does the company see its prospects in this scenario? Probably a broader reply that you could provide? On the attrition and hiring front, hiring because at least the IT services companies,Tier-1 India’s IT companies have seen their cost per employee rising whereas the revenue per employee is not rising at the same rate. There is also a fear of escalation in the cost because of what is happening in US, the increase in protectionist measures, etc. So do we see continued hiring by Infosys on that front, do we see some changes in the hiring policy and the third part of the question, communications vertical does not seem to be doing well in this quarter, what is the reason behind that?

Salil Parekh

On what we see in terms of the macro Brexit or otherwise, again from the fiscal 2019 perspective we just see one more quarter. We see that there is no immediate change in what we see with the client buying behavior. However, the macro environment is visible to everyone and so we will watch out and see how that develops. Once we get into this quarter and start to close out the year, that is when we look more seriously at what the full year guidance for the next fiscal year will be.

Pravin Rao

On the hiring front, obviously the hiring is in line with the demand and we have seen a marginal improvement QoQ on our revenue productivity. To some extent that will have an impact on the number of hiring because we are able to do more with less. Nevertheless, we have had more than $1 bn of large deal wins in the last three quarters, many of this will flow through in the coming year. So we believe that we will continue to do the hiring. Even in US in the last couple of years we have established our localization, so far we have recruited about 7,500 locals. We had made a commitment of 10,000 over two years; we have recruited about 7,500 in the last 18 months or so, out of it close to 2,000 are from campuses, so it is going well. The utilization is fairly good. Our focus is on continuing the trend to de-risk against the protectionist or visa issues. So hiring is normal from that sense.

Related to the communication vertical, this quarter on a constant currency basis, it degrew 0.5%, but on the back of some of the deals that we have won in the last couple of quarters, we will see that trajectory change. At least in the coming quarters, you will probably see a much better growth from the communications vertical. Overall from an industry perspective we do see challenges, though on the back of wins we do expect some better performance.

Moderator

The next question is from Mint.

Varun Sood

Sir two questions, firstly, a couple of quarters back you discontinued from giving your service offerings, whether be it from BPO side or infra side or consulting side. Infosys used to, but I believe in the last couple of quarters, there must have been some thought process that you have stopped sharing. If you could just help us where exactly is this growth coming from. When you say digital, there is another data metric in your fact sheet which says the onsite and offshore. Onsite has sequentially declined over the last six-seven quarters despite digital going up, how do you reconcile these two numbers; so that is the first question. I will come to the second question later sir

Salil Parekh

On the service line growth, we had a strong growth in what we call our CIS business (Cloud Infrastructure business), as one component of digital. We had a good growth on BPM. We see the service line growth is also broad-based, much like our segment growth. There isn’t any one thing, which has shot up materially while the others have stagnated. The overall feeling we have is that with the way we positioned our portfolio especially on digital and one of the five components of our digital portfolio that seems to have resonance with our clients. Equally on our core services, we see some of our standard services also growing well this quarter. So the growth in that sense is broad-based.

In terms of the onsite mix vis-à-vis digital, we see that we have not shared the margin externally but our digital business is actually a higher margin business than the average of the company. So it is not that we see being relatively more onsite or offshore, it has got different flavours with different elements of the digital. So for example, the digital studio work that we do, that has much more onsite but there are other elements of digital, which have a more balanced view of onsite and offshore. So we do not see a correlation necessarily between those two parameters.

Jayesh Sanghrajka

Just to add to what Salil said, at the same time we are also driving on the core business, even more offshoring and that is what is bringing the onsite effort down as a percentage of revenue.

Varun Sood

Sir just the last question here, what has really changed at Infosys over the last 12 months under your watch? I just want to understand in simple terms. Is it that the macroeconomic environment is much better and perhaps all large IT companies are benefiting out of it or there is a perception that Infosys is perhaps dropping prices to win large deals, is that correct? What has really changed that we see pretty impressive growth, which has not been seen over the last two to three years. Margins is okay, margins can be taken care by a large company but revenue growth is pretty impressive, what has really changed?

Salil Parekh

I will talk about what we are doing. First, we set out a very clear agenda on what we want to do with our clients, with our ‘Navigate your Next’ approach. We then define very clearly five elements of digital, which is where clients want to buy more and more from Infosys. We have longstanding relationships where they trust Infosys with their tech work. We have a deep understanding of their tech landscape because of these relationships. So when digital starts to go to Scale, we are benefiting because of our portfolio has all of those elements and they are ready to buy from someone they trust, which is Infosys.

In addition, we have made investments in sales- first in sales capacity, then in the way we are driving our account work and a new market development work and what we are investing in digital in terms of the specialists. Then we made investments in rekitting our business to more agile workspaces, reskilling our employees to much more of the digital skills. So all of those things put together and a little bit more intensity in the market has helped us win back some trust of our clients.

Moderator

The next question is from Business Standard.

Debasis

Happy New Year Sir and congratulations on your increased compensation. I wanted to understand two to three things. Firstly, yesterday your larger peer had flagged off concerns regarding subcontracting cost rising. I wanted to understand that how do we see this trajectory of subcontracting cost going ahead as we enter 2019 and FY2020. You have already around 7,500 people across US and you have a target of increasing to 10,000, so want to see some colour on that? And secondly on the TCV (Total Contract Value) can you give some picture on that vis-à-vis the last quarter. You seem to be very optimistic and Infosys is saying that nothing has actually changed on the client’s spending side. And thirdly out of these TCVs how much is actually renewals and how many are the new deals. Sometime back McKinsey had come on board to advice you on the sales side. I want to understand exactly what has conspired or what has actually come out of it. My last question on the Panaya and Skava’s side, I want to understand the accounting treatment on that because you have given provisions in the first two quarters and you have again provided for, I want to understand what is networth of these companies now at this point of time?

Salil Parekh

Let me try and recall that the first one was on subcontractors, I do not have a view beyond March 31, 2019 so we are only talking about fiscal 2019. Our view is we have a strong demand in the market today. We have a subcontractor percentage of 7.3% for 9 months, which is higher than it has been in some past quarters. We are working towards building a model which understands and addresses this demand more holistically but these things are not something that will be addressed in one quarter itself. We have a very comprehensive approach on fulfillment and that will be something that we will work on over the next several quarters and that will have an impact on all of the parameters.

On TCV, we had over $2 bn in Q2; we had $1.57 bn in Q3 in these wins. As of now the pipeline is looking quite strong for us. So we feel good. But clearly we can see when we meet clients or read, macro environment is changing. All I am saying is in what we see today and especially what we see in the very near future which is for this fiscal year, we remain confident of the guidance we have given and the approach we are taking.

Pravin Rao

This quarter, around 70% of the deal wins were renewals.

Jayesh Sanghrajka

Coming to the accounting treatment for Panaya and Skava, when we were holding these assets for sale, the intangibles that we hold are now depreciated and therefore we had to take a $12 mn additional charge of depreciation relating to the period when they were held for sale. In addition, when we declassified both Panaya and Skava from assets held for sale, we had to re-measure them for a recoverable value based on the business plan and the business plan that Salil talked about repurposing the business, we revalued Skava lower than the carrying value and then we had to take an impairment charge on that of $65 mn. This is the additional charge that we took in the financial statement. This is only for Skava.

Moderator

The next question is from Cogencis.

Nikita

You said that subcontracting, a higher percentage is something that cannot be solved in a single quarter but what is the timeline that you are looking at. Also you said that the demand is robust, could you be spending more on hiring in the US just to fulfill that demand, will that be your priority or will cost optimization also be considered along the way?

Pravin Rao

On the subcontracting front, it is always an element of fulfillment for us. The choice is, sometimes subcontracting is done in a short-term to fulfill this, either you do not have the right skills readily available or most of it is primarily onsite. Today given the visa issues and challenges, our ability to depute people quickly from offshore to onsite is not as flexible as it used to be in the past. So we have to use subcontracting as a short term lever to make sure that we fulfill the demand. Once we have subcontractors, there is always a programm where we can always rotate them out over a period of time. So it is function of demand versus readymade talent that we have and it is difficult to predict when it will end or anything. But it is very important element of our fulfillment strategy. So that is on the subcontracting front.

Second one on the demand, one of the metrics is onsite-offshore. That has not significantly changed. We have been growing over several quarters. Even though we have had visa issues and other things, our ability to fulfill the demand retaining the same onsite offshore ratio is that we have been successful in terms of recruiting both onsite and offshore. So that process will still continue. So we do not see any impact from that. We are building a pyramid onsite. In the past, when we sent deputees we were not differentiating between compensation of deputees versus locals. Even when we hired local experience, the locals come at the same salary range as the deputees, so there is no difference. It is only a function of utilization. As long as we maintain good utilization we do not see any impact on the market.

Moderator

The next question is from Reuters.

Arnab

Given the possible macro headwinds in 2019, which segments pose the major challenges and subsequently, which segments pose as growth drivers?

Salil Parekh

On the macro headwinds, it is early to say what the evolution of macro will be. What we see is that for fiscal 2019, we have a clear view on where we think we will end the year. On the rest of the year which is our fiscal 2020, we will start to have a better view as Q4 develops and as we get more granular on what is going on with the macro. Today there are a lot of different discussions, none of the client discussions with us indicate something has changed but obviously we are part of the environment. So we read, understand and interact and as we go through our Q4, we will have a better view for the next fiscal.

Moderator

The next question is from the Economic Times.

Ayan

Sir couple of questions clubbed. If you look at the top 10 and top 25 clients, on a sequential basis there has been a decline, if you can tell me what is the reason behind that? Could you please give clarity on the $1.5 bn large deals, how much of it is digital and how much of it is core. Additional to that, is you have already mentioned about the pyramid structure, do you expect hiring in the US to impact the margin going forward and in the next quarter?

Pravin Rao

The client metrics are very stable in this quarter. Any impact you see is mostly from furloughs, because in some clients you will see more furlough impact and in some industry we will see more than the other, so you should not read too much in to it. The metrics are stable. As I said earlier, when we used to send more deputees from here to fulfill roles, we were not differentiating on compensations. Similarly when we recruit people onsite we are not really differentiating from a salary perspective. So technically all things being same, we will not see much impact on the margins. Only it is a function of utilization because in the past in a slowing economy it would be easier to send people back home but in the US you may have to carry a bench in bad times. But barring that we do not anticipate any impact on the margins. More importantly unlike in the past, now we have started building pyramid in the US as well. So that would help in derisking in the eventuality of any slowdown. So we do not anticipate any margin impact from salaries on our localization strategy.

Ayan

And on the $1.5bn deal if you could give clarity on digital and core?

Pravin Rao

We do not normally give that split

Moderator

The next question is from the line of PTI.

Bapu

Salil, this question is for you. We still did not forget that Nandan had said “I will make Infosys a boring company”. Let me try to make it interesting by asking this question. Nandan Nilekani has been given a new job of being on RBI panel, he is also heading other panels. Also Lok Sabha elections are staring at us, as he had fought the elections last year. Has he intimated anything to the company about his future plans because it affects the company and the investors? My next question is what are the reasons for profits dipping YoY and my third question is when will PTI get an interview of Salil? Because I have been trying for the last six months.

Salil Parekh

Let me first answer the questions from PTI. So on the first question, I think it is best to ask Nandan the points you asked. From my discussion with Nandan, he is very engaged as a Non-Executive Chairman of the company and things are going well in terms of everything that he is doing in driving this company forward. In terms of the margin, Jayesh will give you a little bit more colour but what we have explained, what the specific elements are, that have contributed to the way the margin has evolved. For example the one-off that has come from Panaya and Skava, for example the significant investments that we are making in sales, in digital, in Agile workspaces, in localization and some change in the utilization. Those are the main elements which are changing the margin profile.

In terms of the interview, I have been caught up a little bit with all of our client activity. Hopefully I will have a bit more time in the coming quarters. I will definitely make sure that we have a discussion about this. At this stage our focus is mainly on working with our clients and with the company. But I will make sure that we spend more time.

Moderator

The next question from Business Today.

Rukmini

I have a question each for Pravin and Jayesh. Sir you just mentioned that you will be repurposing Skava and also Panaya to increase its value assets. So has the idea of divesting these assets completely be done away with or if the market is willing to buy these assets at some point in time, will you still be willing to divert that. Jayesh, one you have also spoken about reversal of about Rs. 1,400 crores of the APA provisioning that was done but still the income tax expenses have gone up Y-o-Y, just an understanding of why it is almost up by about 80%, I want to understand have the effective tax rates gone up or what is happening.

Salil Parekh

Our attention today is on making sure that we refocus what we are doing in Skava and drive it to areas which will become more beneficial for the shareholders and for the company. On Panaya to give a different direction to the products suite that they have. Beyond that we have not looked at what that future will hold, but we are going to make sure we do that over the next few quarters. We are not looking at any of those things at this time. We are really focused on getting the direction change for those two.

Jayesh Sanghrajka

And to answer your question on the reversal of tax provision that actually relates to last year. So last year Q3, we had a reversal of $225 mn or Rs 1,400 crores and as a result you will see a YoY increase of tax provision this year.

Moderator

The next question is from the Times of India.

Shilpa

Last quarter you signed $2 bn in large deal wins, this quarter it was $1.5 bn, large part of it was renewals. Can you help us with the commentary, on the net new wins what are you seeing in the market?

Salil Parekh

Again to go back to how the quarter has evolved for us, we have seen strong growth in digital and also in our core services business. A lot of new wins that we see both last quarter and this quarter, of Q2 and Q3, are coming from a comprehensive stitching together of digital from multiple activities within it. So these are not point projects anymore. It is a comprehensive suite of digital work and in many cases redesigning architectures or completely changing the way the IT landscape looks for the new wins. Also sometimes we are seeing some new work as an example in some new geographies which is coming across both digital and core services. The real focus or real change is the larger deal flows that we see on the digital side.

Shilpa

Can you also help us understand what the conversion ratio for these large deals is annually? Otherwise it is just a pretty number sitting on the books?

Salil Parekh

In the past, we have not shared the lifecycle of the deals. We are typically not internally looking at things which are very long duration. We have a very short duration view of these deals but we do not disclose this specific number of how many years those deals are for.

Shilpa

One last question, many of these large deals come with lean margins, does it pose additional pressure on your margin profile given that you are making sharper investments in your localization efforts?

Salil Parekh

For us, the margin discussion or the investments are coming from our sales investments, from localization, not localization because of the deals, localization because we are building out a new pyramid, a new approach, so we want to make sure we invest in that. They are also coming on the other areas I talked about - on agile, on developing digital specialists within our business. When we have large deals, there is always a period of transition and that transition on any deal large or small, is a time where we ramp up how we work on it. But outside of that there is no difference in the way we look at it.

Moderator

The next question is from the Hindu Business Line.

Venkatesh

Just a couple of questions on the digital part, we have seen rapid increase in the proportion of digital revenues in the overall pie. So would the proportion be one time or is it a sustainable revenue visibility given kind of deal pipeline you have on digital or are these typically one off projects that you execute? As one analyst put it, is this digital growth coming at the expense of the traditional offerings as he colorfully put it as the case of the head of the snake eating the tail, so is it like that? And the last question on fixed price projects, your proportion of fixed price revenue has actually increased, is it to do with one time projects or is it going to be tilted towards fixed price?

Salil Parekh

On digital, typically there are not as many multi-year managed services deals as we see in core services. Having said that, they are not only one off, there are many times for example when we do a cloud program with a client, it is a very sustainable medium term programm with different elements of the programm.

Pravin Rao

Today when clients look at their IT budgets, they are looking at two parts, one is ‘run the business’ and ‘change the business’. Everywhere across industries they are looking at how do they take cost out from ‘run the business’ and repurpose into ‘change the business’. So it is not one or the other. You are not getting something on the ‘run the business’ and doing only on the digital side because even when you want to take cost out of ‘run the business’, you have to come up with a strategy to take cost out. Anything you do on ‘change the business’, people today are calling it digital and that is where we have an opportunity. So it is the same IT budget, people are trying to do more on ‘change the business’. Historically, people used to spend about 70% on ‘run’ and 30% on ‘change’. They are now moving more towards ‘change’ and less towards ‘run the business’.

Jayesh Sanghrajka

On the fixed price projects, we have consciously taken an effort to increase our fixed price share because it helps us deploy more automation and drive more efficiency and keep that benefit with us in terms of margins. So that is a conscious effort that we drive to keep increasing our fixed price project.

Moderator

The next question is from Bloomberg

Saritha Rai

Salil and Pravin the question is to both of you. This is the time of the year when you get pretty good visibility on clients’ annual IT spends. What are clients in the BFSI and in retail telecom space saying and across geographies what are you seeing, that is the first question? The second question is how does a no-deal Brexit, what you see happening if that were to come about?

Salil Parekh

I will start and Pravin will add more colors on the segments. Again what we see with our client discussions today is, there is good demand that we see in the interactions we are having with them. Mainly from the different portfolio of services we have, as Pravin was sharing there is a lot of focus on how do you have efficiency in the core service and how do you have change or growth in the digital area. We have no view today beyond March 31, 2019 in terms of what we are going to do for next fiscal. So we have a clear view on what Q4 looks like. There are many discussions about the macro but there has been no change at least for now in the buying behaviour. We think that with all of this talk going on may be something will happen and we are vigilant as we watch that in the demand profile.

On the no-deal Brexit, I think so far we have seen good traction at least with our client base in the UK. There have been some overall concerns with the slowing of the economy there, but again it has not changed anything we have seen on Q2 or Q3 as you look at our numbers. It is difficult to say because that scenario has changed so many times in what people think will eventually happen, it is difficult to have a view or planning for all of those scenarios and so we are watching that carefully. We have UK as a strong business for us to make sure that we are vigilant about any change that comes there.

Pravin Rao

On the budgeting front, we are seeing some conversations happening. The budget process has kicked in, it will take probably one or two months in this quarter for things to settle down. But by and large at least the messages or signals we are seeing is that from a percentage of spend perspective it will remain flat, it is a clear trend. We have not seen too much difference across industries. There will be odd clients here and there where there may be pressure and budget cuts, but by and large at least the signals that we are getting indicates that it will fairly be flattish across segments.

Salil Parekh

The question is about how are we looking at digital and core and how we are looking at client selection? On client selection we are not making any effort as you described to change the profile. It might be a little bit because we have made an acquisition, so there may be some client additions that come from the acquisition as opposed to the natural ones. Our view is we are building a portfolio of services which are relevant for both digital and for core. We see a really strong traction in digital with over 30% YoY growth and we feel good that our core is also growing which I think is a good signal for us that it has some relevance to our clients. On the margins, I would not read too much into what we are doing with digital or core or something dragging it down. The specific points on the margin, as we have shared before, the one-off elements that Jayesh described, the investments that we all talked about whether it is in sales or localization and it is part of our plan that we had set out for this year. So we are still within our guidance 22% to 24% on the margin and we do not see that changing for this fiscal. So we are very comfortable with where we are on the margin in terms of the guidance and we see now an increased traction on the growth where we are increasing the guidance for the growth.

Moderator

Thank you. Thank you Salil. Thank you Pravin. Thank you Jayesh.